EXHIBIT G

April 24, 2022

Bret Taylor

Chairman of the Board,

Thank you for the conversation yesterday.

We remain committed to our transaction with Twitter at $54.20 and appreciate your contact on the matter.  As we discussed, $54.20 has been and will remain my best and final offer, period.  This is binary – my offer will either be accepted or I will exit my position.  At the time my $54.20 offer was made, it represented a 54% premium to Twitter’s share price prior to the day before my investment in Twitter began, and a 38% premium to the day before my investment in Twitter was announced.  Since that time, the attractiveness of my proposal has only increased given the market’s continued correction.  Had your stock traded inline with comparable social media companies, my offer would represent approximately 90% and 70% premiums to those times.

While I strongly believe that you should recommend my offer to shareholders based upon its superior value to the value of Twitter without my offer and my equity position, I recognize that you may elect not to do so.  As such, I have attached a merger agreement that is “seller friendly” and that does not require you to recommend in favor of my offer. This will provide all shareholders a voice, and allow for a democratic decision consistent with Twitter’s ethos. With your cooperation, we can negotiate changes that you require to be able to announce a transaction before the market opens tomorrow that the shareholders can then vote on.  I would respect the outcome of that vote if the shareholders prefer the management plan to my $54.20, and exit my position entirely if that is the outcome of the vote.

In order to provide further value and choice to shareholders (within the legal boundaries of a private, unlisted company), we are willing to explore options that allow existing shareholders (including convertible securities and other related instruments) to invest all or a portion of their proceeds into the proposed transaction. Any such rollover transaction would be structured as a separate negotiated transaction consistent with laws and regulations and not be a public offer, and would not affect the proposed $54.20 cash offer transaction.

My strong preference continues to be a negotiated transaction with you at $54.20 per share.

I look forward to the board’s response to my proposal.

/s/ Elon Musk